Exhibit 99.1

Inspira Technologies Signs a Strategic Agreement in the U.S. to

Target $212 Million for Inspira Over a 7-Year Period, Subject to

Regulatory Approvals

The agreement is with U.S. based Glo-Med Networks for the potential deployment of 2,121 ART Systems in 6 U.S. States

Ra’anana, Israel, January 31, 2022 – Inspira Technologies OXY B.H.N. Ltd. (Nasdaq: IINN, IINNW) (the “Company” or “Inspira Technologies”), a groundbreaking respiratory support technology company, announced today that it has signed an exclusive summary distribution agreement with Glo-Med Networks Inc. (“Glo-Med”), for distribution across 6 states in the United States (Texas, New Jersey, New York, Florida, North Carlina and South Carolina).

Glo-Med targets to meet the growing demand for innovative medical devices and related products in domestic and international markets. Glo-Med maintains extensive access to next generation medical products globally via long-term partnerships and relationships with medical providers, as well as through their sister company, Med-Stat Consulting Services, Inc.

The summary distribution agreement will be followed by a more comprehensive agreement. The agreement with Glo-Med follows the distribution agreements signed in the last quarter of 2021 targeting approximately $174 million in Europe (Spain, Portugal, Poland, Czech Republic and Slovakia) subject to regulatory approvals. The agreement with Glo-Med has an initial term of 7 years, subject to the completion of product development and relevant regulatory approval. The parties will collaborate on the marketing and deployment of the ART system, designed to treat deteriorating respiratory failure patients, while they are awake and spontaneously breathing. The ART, an early extracorporeal respiratory support system, has the potential to minimize the need for invasive mechanical ventilation.

Pursuant to the agreement, and in order to maintain exclusivity in the territory, Glo-Med Networks has committed to purchase a minimum order of 2,121 ART systems and 131,413 disposable units for deployment at hospitals and medical centers, subject to regulatory approvals for the sale and marketing of the ART systems in the 6 states in the United States as mentioned above.

Joe Hayon, Inspira Technologies’ Co-Founder, President and Chief Financial Officer, stated: “It is an important milestone in the Company’s strategy to setup the infrastructure to penetrate the U.S. market. It’s an honor for us to work with Glo-Med Networks, and we are looking forward to a fruitful collaboration that may benefit the patient population to improve patient’s outcome. Upon approval of our ART by relevant regulatory authorities, the U.S. market size can provide Inspira Technologies a potential for the deployment of the ART. The Company is developing further infrastructure to penetrate the remaining U.S. states to adopt the ART system.”

Matus Knoblich, Glo-Med’s CEO, stated: “The COVID-19 pandemic has demonstrated the effectiveness of extracorporeal respiratory systems, which have been difficult to access due to their high cost and the large human resources they are required to operate. The ART system is designed to address these challenges and has the potential to meet the unmet need of the medical community and the large patient population with acute respiratory failure. The ART system may become a game changer for the industry, and we are excited and honored to be a strategic and exclusive distributor for Inspira Technologies in the United States.”

About Inspira Technologies OXY B.H.N. Ltd.

Inspira Technologies is an innovative medical device company in the respiratory care industry. Inspira is developing the ART system, a cost effective early extracorporeal respiratory support system with an intent to function as an “Artificial Lung” for deteriorating respiratory patients. The ART system is designed to utilize a hemo-protective flow approach aimed to rebalance saturation levels while patients are awake and breathing, potentially minimizing the patient’s need for mechanical ventilation. The Company’s product has not yet been tested or used in humans and has not been approved by the U.S. Food and Drug Administration (FDA) or the CE or other required regulatory agencies.

For more information, please visit our corporate website: www.inspirao2.com

About Glo-Med Networks

Glo-Med Networks Incorporated was founded in 2016 to meet the continuously growing demand for innovative medical devices and related products in domestic and international markets. Glo-Med maintains extensive access to next generation medical products globally via long-term partnerships and relationships with medical providers, as well as through their sister company focused on medical device servicing with a focus on hospital beds and medical mattresses, Med-Stat Consulting Services, Inc. (est. 2003) (“Med-Stat”). Along with the largest and most prominent healthcare organizations in New York and Florida as its clients, Glo-Med has offices and partner companies in Europe, the Middle East and Africa, providing extensive access to the global medical network. Service support provided by Med-Stat grants customers full access to highly skilled technicians who can provide continuous service and support for their medical devices. As the name states, Glo-Med is your access to the global medical network.

For more information, please visit our corporate website: www.glomednet.com

Forward-Looking Statement Disclaimer

This press release contains express or implied forward-looking statements pursuant to U.S. Federal securities laws. For example, the Company is using forward-looking statements when it discusses the terms of an exclusive distribution agreement with Glo-Med, the ART’s potential to minimize the need for invasive mechanical ventilation, the regulatory approvals for the sale and marketing of the ART systems in the United States, that fruitful collaboration between the Company and Glo-Med may benefit the patient population to improve patient’s outcome, and that the ART system may become a game changer for the industry. These forward-looking statements and their implications are based on the current expectations of the management of the Company only and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Except as otherwise required by law, the Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company’s Registration Statement on Form F-1 filed with the SEC, which is available on the SEC’s website, www.sec.gov.

For more details:

Miri Segal, Investor Relations, MS-IR LLC

+917-607-8654, msegal@ms-ir.com

MRK-ARS-012

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